FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resolutions passed at 2019 second extraordinary general meeting of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on December 18, 2019.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT
2019 SECOND EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that all the resolutions set out in the Notice were duly passed by the shareholders by way of poll at the EGM held on 17 December 2019.

Reference is made to the notice of meeting of 2019 second extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 1 November 2019. Unless otherwise stated, capitalised terms used herein shall have the same meanings as those used in the Notice.

The Board is pleased to announce that the EGM was held at 9:00 a.m. on 17 December 2019 at the Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC and the resolutions set out in the Notice were duly passed by poll by the attending Shareholders and authorised proxies carrying voting rights.

The convening of the Meeting was in compliance with the Company Law of the PRC, the Rules governing the listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. After election by more than one half of the Directors, Huang Jian (Director), presided over the Meeting as the chairman of the Meeting.

4 out of 12 directors of the Company attended the meeting. Shu Yinbiao (Chairman), Wang Yongxiang (Director), Mi Dabin (Director), Guo Hongbo (Director), Cheng Heng (Director), Yue Heng (Independent Director), Liu Jizhen (Independent Director) and Xu Haifeng (Independent Director) were unable to attend the Meeting due to other work reasons. 2 out of 6 supervisors of the Company attended the meeting. Mu Xuan (Vice Chairman of Supervisory Committee), Zhang Mengjiao (Supervisor), Gu Jianguo (Supervisor) and Zhang Xiaojun (Supervisor) were unable to attend the Meeting due to other work reasons. The Company Secretary Huang Chaoquan and other relevant senior management of the Company attended the Meeting.

ATTENDANCE AT THE EGM

As at the record date (i.e. 26 November 2019), there were totally 15,698,093,359 shares of the Company entitled to attend the EGM to vote for or against the resolutions tabled thereat. Details of the shareholders and their proxies who attended the EGM which are set out below:

1.	Number of Shareholders and proxies who attended the EGM (person(s))		29
	Of which:	A Shares	25
		H Shares	4
2.	Total number of Shares carrying voting rights held by Shareholders who attended the Meeting (Share)		2,932,092,601
	Of which:	A Shares	1,974,556,221
		H Shares	957,536,380
3.	Percentage of the total number of Shares held by Shareholders and proxies who attended the EGM relative to the total number of Shares carrying voting rights of the Company (%)		34.321128%
	Of which:	A Shares (%)	23.112844%
		H Shares (%)	11.208284%

According to the Hong Kong Listing Rules, China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation, China Hua Neng Group Hong Kong Limited and China Huaneng Finance Corporation Limited, being connected persons (shareholders of the Company who are involved in or interested in the transactions as contemplated by the following resolutions considered at the EGM), holding an aggregate of 7,154,980,866 ordinary shares of the Company, representing approximately 45.58% of the total issued shares of the Company as at the record date, were required to abstain and had abstained from voting on the resolutions Nos.1 to 3 tabled at the EGM. The Company was not aware of any parties indicating their intention to vote against the resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

CONSIDERATION OF THE RESOLUTIONS AT THE EGM

As considered by Shareholders and their respective proxies attending the EGM, relevant resolutions were voted by way of a combination of on-site voting and online voting. The voting results of the EGM are set out as follows:

No.	Details of the resolutions	Type of votes	For Number	%	Against Number	%	Abstain Number	%	Whether or not passed

Ordinary Resolutions
1	To consider and approve the proposal regarding the continuing connected transactions for 2020 between the Company and Huaneng Group	A Shareholders H Shareholders All Shareholders	1,974,469,221 954,455,918 2,928,925,139	99.995594 99.678293 99.891973	74,000 2,398,942 2,472,942	0.003748 0.250533 0.084340	13,000 681,520 694,520	0.000658 0.071174 0.023687	Passed
2	To consider and approve the proposal regarding the continuing connected transactions (from 2020 to 2022) between the Company and Huaneng Finance	A Shareholders H Shareholders All Shareholders	1,965,009,437 580,651,374 2,545,660,811	99.516510 60.640137 86.820614	9,546,784 376,215,606 385,762,390	0.483490 39.289954 13.156556	0 669,400 669,400	0.000000 0.069909 0.022830	Passed
3	To consider and approve the proposal regarding the continuing connected transactions (from 2020 to 2022) between the Company and Tiancheng Leasing	A Shareholders H Shareholders All Shareholders	1,974,532,521 955,812,698 2,930,345,219	99.998800 99.819988 99.940405	23,700 1,041,962 1,065,662	0.001200 0.108817 0.036345	0 681,720 681,720	0.000000 0.071195 0.023250	Passed

In accordance with the relevant provision of the Company Law and the Articles of Association of the Company, resolutions numbered 1 to 3 (inclusive) are ordinary resolutions and were passed by more than 50% of the total number of shares carrying voting rights held by those who attended the EGM in person or by proxies.

SCRUTINEER

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the EGM for the purpose of vote-takings.

WITNESS OF LAWYERS

The EGM was attended and witnessed by Mr Bian Hao and Ms Meng Rui, lawyers from Haiwen & Partners who had issued the legal opinion. The witnessing lawyers were of the opinion that: the convening and holding procedures of the EGM of the Company, the eligibility of the persons attending the EGM and the voting procedures for the EGM were in compliance with the stipulations of the relevant laws and the Articles of Association, and that the Meeting was lawful and valid.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
18 December 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     December 18, 2019